Filed pursuant to Rule 433
Registration No. 333-208535
January 18, 2018
PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Designation:	Senior Notes, Series L, due 2048
Principal Amount:	$450,000,000
Maturity:	February 1, 2048
Coupon:	3.85%
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	August 1, 2018
Benchmark Treasury:	2.75% due August 15, 2047
Benchmark Treasury Yield:	2.892%
Reoffer Spread:	T+97 basis points
Yield to Maturity:	3.862%
Price to Public:	99.787% of the principal amount thereof
Transaction Date:	January 18, 2018
Settlement Date:	January 22, 2018 (T+2)
Redemption Terms:
Make-whole call:	Prior to August 1, 2047 at a discount rate of the Treasury Rate plus 15 basis points
Par call:	On or after August 1, 2047 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	845437BQ4/US845437BQ42
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. KeyBanc Capital Markets Inc. UBS Securities LLC
Co-Managers:	Mizuho Securities USA LLC BOK Financial Securities, Inc. The Huntington Investment Company C.L. King & Associates, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.
Expected Ratings*:	Baa2 by Moody’s Investors Service, Inc. A- by S&P Global Ratings, Inc., a division of S&P Global Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, Barclays Capital Inc., toll-free at 1-888-603-5847, KeyBanc Capital Markets Inc., toll-free at 1-866-227-6479 or UBS Securities LLC, toll-free at 1-888-827-7275.